Commission File Number 001-31914

EXHIBIT 99.2

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Tenth Meeting of the Sixth Session of the

Board of Supervisors of China Life Insurance Company Limited

The tenth meeting (the “Meeting”) of the sixth session of the Board of Supervisors of China Life Insurance Company Limited (the “Company”) (the “Board of Supervisors”) was held on March 25, 2020 in Beijing by means of a combination of on-site meeting and teleconferencing. The supervisors were notified of the Meeting by way of a written notice dated March 5, 2020. All of the Company’s five supervisors attended the Meeting. The following supervisors attended the meeting in person: Jia Yuzeng, the chairman of the Board of Supervisors, and Han Bing, Cao Qingyang and Wang Xiaoqing, supervisors of the Company. Luo Zhaohui, a supervisor, attended the Meeting by means of teleconferencing. The time, venue and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, regulatory rules, Articles of Association (the “AOA”) of the Company and Procedural Rules for the Board of Supervisors of the Company.

The Meeting was presided over by Mr. Jia Yuzeng, the chairman of the Board of Supervisors. The supervisors who were present passed the following resolutions unanimously after sufficient review and discussion:

1.	Proposal on the Annual Financial Reports for the year ended December 31, 2019

After review and discussion, the Board of Supervisors approved the proposal, which includes the 2019 Annual Financial Report prepared in accordance with PRC GAAP, the 2019 Annual Financial Report prepared in accordance with IFRS, the 2019 Report on Participating Insurance Products, the 2019 Report on Funds Occupied by Controlling Shareholders and Other Related Parties, and the 2019 Report on Changes in Accounting Estimates.

Voting result: 5 for, 0 against, with no abstention

2.	Proposal on the H Share Annual Report and A Share Annual Report for the year ended December 31, 2019

The Board of Supervisors considered that:

Commission File Number 001-31914

a.

The preparation and review procedures of the A Share Report and the H Share Report of the Company for the year of 2019 are in conformity with provisions under relevant laws, regulations, the AOA and internal management regulations of the Company.

b.

The content and form of the A Share Report and the H Share Report of the Company for the year of 2019 are in conformity with provisions under relevant laws, regulations and the listing rules of the jurisdictions where the Company is listed. The information contained therein truthfully reflects, in every material respect, the operational and financial conditions of the Company in 2019.

c.

Before the Board of Supervisors made the aforesaid comments, the Board of Supervisors did not find any violation of the confidentiality obligations by the staff involved in the preparation and review of the A Share Report and the H Share Report of the Company for the year of 2019.

Voting result: 5 for, 0 against, with no abstention

3.	Proposal on the Profit Allocation for the Year of 2019

Voting result: 5 for, 0 against, with no abstention

4.	Proposal on the 2019 Report of the Board of Supervisors

The Board of Supervisors agreed to submit this report to the 2019 Annual Shareholders’ Meeting for approval.

Voting result: 5 for, 0 against, with no abstention

5.	Proposal on the New Business Plan of the Company for the Years of 2020-2022

Voting result: 5 for, 0 against, with no abstention

6.	Proposal on the Assessment Report of the Company on the Thirteenth Five-Year Development Plan Guideline for the Year of 2019

Voting result: 5 for, 0 against, with no abstention

7.	Proposal on the Overall Risk Management Report for the year of 2019

Voting result: 5 for, 0 against, with no abstention

8.	Proposal on the 2019 Assessment Report on Internal Control (A Shares) of the Company

Voting result: 5 for, 0 against, with no abstention

9.	Proposal on the 2019 Rectification Plan for Issues Identified in Anti-Money Laundering Supervision Visits

Voting result: 5 for, 0 against, with no abstention

10.	Proposal on the Report on 2019 Anti-Money Laundering Work Summary and Work Plan for 2020

Commission File Number 001-31914

Voting result: 5 for, 0 against, with no abstention

11.	Proposal on the 2019 Compliance Report of the Company

Voting result: 5 for, 0 against, with no abstention

12.	Proposal on the Overview Report on the Related Party Transactions in the Year of 2019

Voting result: 5 for, 0 against, with no abstention

13.	Proposal on the 2019 Internal Audit Work of the Company

Voting result: 5 for, 0 against, with no abstention

14.	Proposal on the Audit Report on Related Party Transactions for the Year of 2019

Voting result: 5 for, 0 against, with no abstention

Please see notice and materials for the 2019 Annual Shareholders’ Meeting, which will be published separately, for detailed information on the proposals that will be submitted to the 2019 Annual Shareholders’ Meeting for approval and review.

Board of Supervisors of China Life Insurance Company Limited

March 25, 2020